UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                                    CPI Corp.
                                    ---------
                                (Name of Issuer)


                          Common Stock, $.40 par value
                         (Title of Class of Securities)


                                   125-902106
                                   ----------
                                 (CUSIP Number)


                                   David Meyer
                         c/o Knightspoint Partners, LLC
                               787 Seventh Avenue
                                    9th Floor
                            New York, New York 10019
                                 (212) 786-6050
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 23, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  Introduction.

      This amends and supplements the Schedule 13D dated September 4, 2003, as amended to date (the "Schedule 13D), filed with the Securities and Exchange Commission by Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Stuart Meyer, Televideo Consultants, Inc., Pimchand Manprasert Meyer, Eric Meyer, Bert Chan, Scott Laughlin, Ramius Securities, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, RCG Ambrose Master Fund, Ltd., Ramius Master Fund, Ltd., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Ramius Advisors, LLC with respect to the common stock, $.40 par value, of CPI Corp., a Delaware corporation ("CPI").


            I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

            On January 23, 2004, Knightspoint Partners I, L.P. requested that CPI fix a record date to determine the stockholders entitled to consent in writing to the actions proposed by the Knightspoint Group.

            II. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following exhibit:

            5. Consent Statement of the Knightspoint Group on Schedule 14A filed with the Securities and Exchange Commission on January 23, 2004.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 27, 2004

                                      KNIGHTSPOINT PARTNERS I, L.P.

                                      By: Knightspoint Capital Management I LLC,
                                          its general partner

                                      By: Knightspoint Partners LLC, its member

                                      By: /s/ David Meyer
                                         ------------------------------
                                      Name: David Meyer
                                      Title: Managing Member


                                      KNIGHTSPOINT CAPITAL MANAGEMENT I LLC

                                      By: Knightspoint Partners LLC, its member

                                      By: /s/ David Meyer
                                         ------------------------------
                                      Name: David Meyer
                                      Title: Managing Member


                                      KNIGHTSPOINT PARTNERS LLC

                                      By: /s/ David Meyer
                                         ------------------------------
                                      Name: David Meyer
                                      Title: Managing Member


                                      /s/ David Meyer
                                      ---------------------------------
                                      Name: David Meyer
                                      Title: Individually and as
                                             attorney-in-fact for each of
                                             Michael Koeneke, Stuart Meyer,
                                             Televideo Consultants, Inc.,
                                             Pimchand Manprasert Meyer,
                                             Eric Meyer, Bert Chan and
                                             Scott Laughlin

                                      RAMIUS SECURITIES, LLC

                                      By: Ramius Capital Group, LLC,
                                          its Managing Member

                                      By: C4S & Co., LLC, its Managing Member

                                      By: /s/ Morgan Stark
                                         ------------------------------
                                         Name: Morgan Stark
                                         Title: Managing Member


                                      RAMIUS CAPITAL GROUP, LLC

                                      By: C4S & Co., LLC, its Managing Member

                                      By: /s/ Morgan Stark
                                         ------------------------------
                                         Name: Morgan Stark
                                         Title: Manager Member


                                      C4S & CO., LLC

                                      By: /s/ Morgan Stark
                                         ------------------------------
                                         Name: Morgan Stark
                                         Title: Managing Member


                                      RCG AMBROSE MASTER FUND, LTD.

                                      By: /s/ Morgan Stark
                                         ------------------------------
                                         Name: Morgan Stark
                                         Title: Authorized Person


                                      RAMIUS MASTER FUND, LTD.

                                      By: /s/ Morgan Stark
                                         ------------------------------
                                         Name: Morgan Stark
                                         Title: Authorized Person


                                      /s/ Morgan Stark
                                      ---------------------------------
                                      Name: Morgan Stark
                                      Title: Individually and as
                                             attorney-in-fact for each of
                                             Peter Cohen and Thomas W. Strauss

                                      RAMIUS ADVISORS, LLC

                                      By: Ramius Capital Group, LLC,
                                          its Managing Member

                                      By: C4S & Co., LLC, its Managing Member

                                      By: /s/ Morgan Stark
                                         ------------------------------
                                         Name: Morgan Stark
                                         Title: Managing Member

                                                                       EXHIBIT 5


                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of
1934

Filed by the registrant [ ]

Filed by a party other than the registrant [X]

Check the appropriate box:

[ ] Preliminary Proxy Statement.
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2)).
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Under Rule 14a-12.

--------------------------------------------------------------------------------

                                    CPI CORP.
                (Name of Registrant as Specified in Its Charter)
--------------------------------------------------------------------------------

                         KNIGHTSPOINT PARTNERS I, L.P.,
              RAMIUS SECURITIES, LLC, RCG AMBROSE MASTER FUND, LTD.
                          and RAMIUS MASTER FUND, LTD.

     (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)
--------------------------------------------------------------------------------


Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

         Title of each class of securities to which transaction applies:

          Aggregate number of securities to which transaction applies:

  Per unit price or other underlying value of transaction computed pursuant to
     Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

                Proposed maximum aggregate value of transaction:

                                 Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                          (1) Amount Previously Paid:

                  Form, Schedule or Registration Statement No.:

                                  Filing Party:

                                   Date Filed:

                             DATED JANUARY 23, 2004


                                CONSENT STATEMENT
                               TO STOCKHOLDERS OF
                                    CPI CORP.
                                       BY
                             THE KNIGHTSPOINT GROUP


      This Consent Statement and the accompanying form of written consent are being furnished to you, the holders of shares of common stock, par value $.40 per share, of CPI Corp., a Delaware corporation, in connection with the solicitation by Knightspoint Partners I, L.P. and other entities participating with Knightspoint Partners I, L.P. of written stockholder consents to take the actions described below without a meeting of the Company's stockholders, as permitted by Delaware law. The other entities participating with Knightspoint Partners I, L.P. are Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. which, together with Knightspoint Partners I, L.P., are referred to as the Knightspoint group.

      This Consent Statement and the accompanying WHITE consent card are first being furnished to stockholders of the Company on or about January 23, 2004.

      The purpose of this solicitation is to remove all of the members of the Company's board of directors other than J. David Pierson and James R. Clifford, decrease the size of the board to eight directors and elect our six nominees to the board. Our goal is to install a board of directors that is focused on enhancing the value of the Company for all stockholders. In addition, we are proposing certain actions to promote corporate democracy and place control of the Company firmly in the hands of stockholders.

      We believe that the Company should promptly implement the following measures which, although there can be no assurance of success, are intended to preserve and enhance shareholder value:

      o Implement new executive compensation policies that align the interests of the board of directors and management with those of the Company's stockholders

      o Reduce corporate overhead by decreasing headquarters and administrative headcount and seek to enhance studio productivity and efficiency by, for example, formulating new operating systems that reduce burdens on studio employees and consequently enable a greater focus on the customer which could lead to higher sales revenue

      o Explore ways to reduce and redirect advertising spending to seek to decrease the cost of customer acquisition

      o Formulate new merchandising and marketing strategies directed at addressing recent declines in sittings volume, increasing the average sale, and enhancing utilization of existing studios, including exploiting potential cross-selling opportunities

      o Sharpen focus on the core Sears portrait studio business and, particularly, on the deployment of emerging digital technologies and applications

      o Seek to control capital spending by, among other things, establishing new return hurdle rates and deploying digital technologies judiciously while harvesting past investments

      o Establish new processes and procedures for testing and evaluating all significant programs and technologies prior to full deployment in an effort to manage any associated execution risk (by the term "execution risk," we mean the risk that in their implementation certain new initiatives may fail, significantly overrun budgeted costs or disrupt existing operations)

      o Explore ways to enhance internal communication and implement targeted gain-sharing and other incentive programs across all levels of the organization in order to seek to speed decision-making, address the needs of field personnel as they arise, and strengthen the alignment of interests between employees and stockholders

      o Discharge substantial cash to shareholders through large-scale stock buybacks and/or a special distribution

Our nominees for director support these proposed actions and, if elected, will seek to implement them. See "Introduction" for a more detailed description of the actions which the Knightspoint group believes the Company should implement. Except as described herein, no specific plans have been finalized by the Knightspoint group or its nominees regarding particular measures which may be implemented if our consent solicitation is successful, pending the opportunity to gain more detailed insight into the Company including interviewing personnel at all levels.

      In furtherance of its objectives, the Knightspoint group is soliciting stockholder consents to authorize the following actions:

      1. Remove all of the members of the Company's board of directors other than J. David Pierson and James R. Clifford. This would mean the removal of seven of the nine current members of the Company's board of directors and any person (other than those elected pursuant to this Consent Solicitation) elected or appointed to the Company's board of directors to fill any vacancy caused by removal or resignation of any director or any newly created directorships prior to the effective time of the consents solicited by this Consent Statement, retaining only J. David Pierson and James R. Clifford;

      2. Amend Article III of the Company's Amended By-Laws to set the size of the board of directors at eight members;

      3. Amend Article II of the Company's Amended By-Laws to authorize stockholders who own, individually or in the aggregate, 25% or more of the Company's outstanding common stock, to call a special meeting of stockholders;

      4. Amend Article III of the Company's Amended By-Laws to provide that any vacancies in the board of directors resulting from stockholder action may be filled only by the stockholders, and may not be filled by the directors, until at least 20 days after creation of such vacancy;

      5. Repeal any amendments, if any, to the Company's Amended By-Laws adopted by the board of directors after September 1, 2003, or adopted prior thereto but not publicly disclosed prior to November 1, 2003, and prior to the effective date of the stockholder consents solicited by this Consent Statement; and

      6. Elect the Knightspoint group's six nominees for director, consisting of James J. Abel, Michael S. Koeneke, David M. Meyer, Mark R. Mitchell, Steven J. Smith and John Turner White IV, to serve until the 2004 annual meeting of stockholders.

      The Knightspoint group believes that its nominees for director will bring to the board the judgment, experience, energy and objectivity needed to preserve and enhance value for all the Company's stockholders.

      See "The Proposals" for a complete description of the actions proposed by the Knightspoint group. See "Information About The Knightspoint Group" and "Certain Other Information Regarding The Knightspoint Group And The Knightspoint Group Nominees" for information regarding the Knightspoint group, the Knightspoint group nominees and certain other persons who may be deemed to be participants in this Consent Solicitation.

      Although the Knightspoint group has no reason to believe that either of the present members of the board not subject to removal pursuant to this Consent Solicitation will be unable or unwilling to continue to serve as a director, there can be no assurance that either of such persons will serve as a director if the Knightspoint group nominees are elected. The Knightspoint group nominees may, in their discretion and based on the facts and circumstances after they shall have assumed their positions on the board, seek certain changes in management personnel or their responsibilities if deemed appropriate. Accordingly, the Knightspoint group and its nominees make no representation that the current management team will be maintained in its current form. As of the date of this Consent Statement, neither the Knightspoint group nor its nominees have made any determinations regarding specific changes they might seek in the Company's management team or any specific factors they might consider in determining any such changes in the future.

      The affirmative consent of a majority of the shares of common stock outstanding on the record date for this Consent Solicitation, as further discussed under "Summary Of Consent Procedure," is required to approve each of the proposals. Each share of common stock outstanding on the record date is entitled to one vote on each of the proposals. According to the Company's Form 10-Q for the period ended November 8, 2003, as of December 16, 2003, 8,058,956 shares of the Company's common stock were outstanding.

      On January 23, 2004, Knightspoint Partners I, L.P., as a record holder of the Company's common stock, requested that the Company's board fix a record date for this Consent Solicitation. Pursuant to Section 2.13 of the Company's Amended By-laws, if the board does not, within ten days of the Knightspoint request, set a record date in accordance with our request, the record date for the solicitation will be the date on which the first signed consent is delivered to the Company. We intend to notify you by press release as promptly as possible of the actual record date when determined.

      Section 228 of the Delaware General Corporation Law requires that, in order for the proposals to be adopted, the Company must receive written consents signed by a sufficient number of stockholders to adopt the proposals within 60 days of the date of the earliest dated consent delivered to the Company. Knightspoint Partners I, L.P., as a record holder of the Company's common stock, expects to deliver a signed consent to the Company immediately after the record date for our Consent Solicitation has been set, or if the Company's board does not set a record date, ten days after the date of the request for a record date. We will inform you by press release of the date of the earliest dated consent delivered to the Company once such information becomes available to us. The Company's stockholders will have 60 days from such date to consent to our proposals.

      This Consent Solicitation is being made by the Knightspoint group and not on behalf of the board of directors of the Company.

      The Knightspoint group recommends that you consent to each of the proposals. Your consent is important, no matter how many or how few shares of common stock you own. The Knightspoint group urges you to sign, date and return the enclosed WHITE consent card promptly in accordance with the instructions set forth below. Please do NOT sign any consent revocation card you may receive.

      The Knightspoint group urges you to read this entire Consent Statement carefully.

      A failure to sign, date and return the WHITE consent card in a timely manner will have the same effect as voting against the proposals. If you need assistance in taking action with respect to this Consent Solicitation, please call the Knightspoint group's information agent, D.F. King & Co., Inc., toll-free at 1-888-869-7406 or if you are a bank or broker please call collect at 1-212-269-5550.

                                  INTRODUCTION

      The Knightspoint group seeks to preserve and enhance value for all of the Company's stockholders. In particular, we believe the Company should promptly implement the following measures:

      o Implement new executive compensation policies that align the interests of the board of directors and management with those of the Company's stockholders. We believe that a significant portion of the compensation paid to management and the board of directors should consist of restricted stock and that bonuses for management should be tied to specific measurable, financial milestones achieved by the Company.

      o Reduce corporate overhead by decreasing headquarters and administrative headcount and seek to enhance studio productivity and efficiency by, for example, formulating new operating systems that reduce administrative burdens on studio employees and consequently enable a greater focus on the customer. We believe that the exploration of new operating approaches directed at streamlining and simplifying studio activities as well as educating the customer about the Company's product offerings would have the potential to improve efficiency and stimulate greater sales productivity by allowing employees to devote more time and attention to selling the full suite of products to the customer, with a possible favorable impact not just on the average sale but also, potentially, on sales volumes, by enhancing overall customer service and engendering more repeat business.

      o Explore ways to reduce and redirect advertising spending to seek to decrease the cost of customer acquisition. We believe the Company should reduce the amount of money it spends on television advertising and redeploy some of these funds to more localized advertising efforts.

      o Formulate new merchandising and marketing strategies directed at addressing recent declines in sitting volume, increasing the average sale and achieving enhanced utilization of existing studios, including exploiting potential cross-selling opportunities. We believe alternative approaches to merchandising and marketing may be appropriate to seek to achieve meaningfully higher sales through the Company's core Sears portrait studio business. Such new approaches might include, but would not be limited to, changes in pricing policies directed at raising average selling prices, cross-selling complementary products not currently offered, changing what customer benefits are featured in consumer advertising programs, and incorporating new merchandising displays and exhibits in the studios to educate customers on products and prices. We believe these strategies might, in turn, have the potential to lead to higher sales if they succeed in increasing customer traffic, raising the average sale and/or increasing overall average selling prices.

      o Sharpen focus on the core Sears portrait studio business and, particularly, on the deployment of emerging digital technologies and applications. We believe that the Company should devote fewer resources to its mobile photography and Mexico studio operations. According to the Company's press releases of August 14 and December 3, 2003, these activities increased S,G&A expenses by nearly $2 million in the first half of 2003 and by an additional $3.3 million in the third quarter of 2003 alone. Based on this level of S,G&A expense and the Company's reports that its mobile photography has been expanded to at least 27 different markets, we believe it is likely that significant managerial resources are being devoted to these activities. We believe that reducing or eliminating these activities and the associated expense should make more resources available for use in connection with the Sears portrait studio business, which has historically generated all of the Company's profits. We believe that, in the Sears portrait studio business, significant attention should be devoted to seeking to reverse the trend of declining sittings volume through the Sears studios, and planning and implementing a phased rollout of digital-enabled technologies systemwide, among other things. As the Sears portrait studio business accounts for substantially all of the Company's sales and earnings, we believe these areas merit intensive focus on the part of senior management in order for the overall

            Company to thrive. We recognize the critical importance of the Company's longstanding relationship with Sears and, furthermore, believe that the Company should rededicate itself to Sears as its exclusive host in the domestic market. On August 14, 2003, the Company announced that it had terminated the exclusivity provision in its agreement with Sears. We believe moving into other host environments at this time risks producing a divergence of interest with Sears (potentially even cannibalizing sales from the Company's existing Sears studios) and may not be warranted based on what appear to us to be limited growth prospects for the industry in the domestic market.

      o Seek to control capital spending by, among other things, establishing new return hurdle rates and deploying digital technologies judiciously while harvesting past investments. For example, although outmoded or malfunctioning field equipment of course should be promptly replaced, we believe technically untested new technologies should be gradually phased-in for use while existing technologies are exploited for as long as they remain effective at delivering value to the customer.

      o Establish new processes and procedures for testing and evaluating all significant new programs and technologies prior to full deployment in an effort to manage any associated execution risk (by "execution risk" we mean the risk that in their implementation certain new initiatives may fail, significantly overrun budgeted costs or disrupt existing operations). Although we have not yet formulated specific proposals in this regard, we believe it is essential that such systems be implemented given the significant risks that attend the upcoming transition to digital technologies. A rollout of these new technologies to the Company's entire studio base, entailing as they do not just a wholesale upgrade to existing equipment but also a potential transformation of the Company's longstanding business model (which has been based on central processing of analog film as opposed to on-site fulfillment of digital images), will likely require great expense and result in some measure of disruption. As a result, careful testing and evaluation at a level never before required will likely be needed in our view.

      o Explore ways to enhance internal communication and implement targeted gain-sharing and other incentive programs across all levels of the organization in order to seek to speed decision-making, address the needs of field personnel as they arise, and strengthen the alignment of interests between employees and stockholders. We believe that new mechanisms should be evaluated to promote the flow of information between senior management and employees and to devolve greater authority to lower levels of the organization. In addition, we believe compensation for district and studio managers should be tied to their management of controllable expenses as well as measures of sales productivity and customer service.

      o Discharge substantial cash to shareholders through large-scale stock buybacks and/or a special distribution. Based on publicly available information (as described below), we currently believe that the Company could return to shareholders an aggregate of at least $50 million through one or more stock buyback programs and/or a special distribution while still retaining a strong credit profile. In addition, in the wake of a large return of capital to shareholders, we propose to maintain an open market stock buyback program to opportunistically deploy excess cash flow from time to time, depending on market and other conditions, in a manner consistent with a moderate financial profile. The Company's cash and cash equivalents were reported to be approximately $30.5 million as of November 8, 2003, the end of the third fiscal quarter. If the Company were to generate the same $32.6 million increase in cash and equivalents in the current fourth quarter that it reported for the fourth quarter of the prior fiscal year, the Company's cash and equivalents would increase to $63.1 million by the end of the current fiscal year. Since we propose to use existing cash on the Company's balance sheet, such an increase would permit a discharge to stockholders in the $50 million range. Based on the Company's recent report of lower sales trends for the early part of the current fourth quarter compared to the fourth quarter of last year (as reported during the Company's December 4, 2003 conference call regarding its third quarter results), the Knightspoint group presently anticipates that the increase in cash and equivalents in the current fourth quarter will be lower than the increase in the fourth quarter of last year. Assuming, however, that cash balances continue to be sufficient for a $50 million return to stockholders, and since we are proposing to use only existing cash on the balance sheet, we believe that the only financing required is likely to be a potential refinancing or renegotiation of the Company's outstanding senior notes and credit facility to amend certain restrictive covenants to permit the envisaged reduction in book net worth, which we believe could be accomplished through an amended credit facility and/or private placement borrowings. Because large stock buybacks may substantially reduce the Company's net worth (reported to be only $44.1 million as of November 8), we believe it advisable to communicate any such plans to the New York Stock Exchange as they relate to continuing qualification for listing. Although we believe our plans for a return of capital should permit continued listing on the New York Stock Exchange, there can be no assurance that such plans might not require the Company to seek a listing elsewhere, such as on NASDAQ.

      Except as described herein, no specific plans have been finalized by the Knightspoint group or its nominees regarding particular measures which may be implemented if our consent solicitation is successful, pending the opportunity to gain more detailed insight into the Company including interviewing personnel at all levels. We believe that many of the measures listed, including transforming management incentives, applying capital controls and sharpening focus on the core Sears portrait studio business, represent general management principles which we expect could be implemented regardless of the financial condition or results of operations of the Company. Regarding a potential return of capital to shareholders, the Knightspoint group nominees expect to consider, among other things, the financial position and results of operations of the Company, the Company's future prospects and capital requirements, and its competitive situation, all as they bear on the Company's on-going ability to generate surplus cash flow. For example, reduced sittings volume as a result of competitive pressures or other circumstances could lead the Company to expend additional cash on promotional activities or significant capital expenditures to upgrade studio infrastructure and therefore reduce the Company's capacity to return cash to shareholders. Such factors as unforeseen technology upgrades, or other new capital requirements, or reduced profit levels, could also reduce the Company's capacity to discharge cash to shareholders. Other considerations relevant to the potential scale of any return of capital would include the general level of interest rates, the ability to refinance existing indebtedness on attractive terms to address restrictive covenant issues, and the cash needs of the Company's operations. In any event, the Knightspoint group nominees are determined to see that the Company retain sufficient financial flexibility to maintain and upgrade existing studios, fully fund a rollout of new digital technologies and pursue suitable internal growth initiatives. Although at present the Knightspoint group believes a return of capital in the $50 million range should be achievable (based on our belief that approximately this amount should be available in cash and equivalents as of the end of the current fiscal year, notwithstanding the lower sales trends recently reported by the Company), this assessment may or may not change after the Knightspoint nominees have had an opportunity to assess the cash needs of the business other than solely through public sources.

      The Knightspoint group believes its nominees for director will bring to the board the judgment, experience, energy and objectivity to assist the Company and seek to generate value for all shareholders. Furthermore, given the Knightspoint group's substantial stockholdings in the Company, the interests of the Knightspoint group and the Knightspoint group nominees are directly aligned with the interests of other stockholders. However, there can be no assurance that the election of the Knightspoint group nominees will create or otherwise enhance shareholder value. We encourage you to give your consent for each of our proposals discussed in this Consent Statement.

                          SUMMARY OF CONSENT PROCEDURE

General; Effectiveness of Consents

      Section 228(a) of the Delaware General Corporation Law provides that, unless otherwise provided in the certificate of incorporation of a corporation, any action required to be or that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents setting forth the action so taken are signed, dated and delivered to the corporation by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Section 228(c) of the Delaware General Corporation Law further provides that no written consent will be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner required by the Delaware corporation law, written consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner required by the Delaware General Corporation Law.

      The Amended Certificate of Incorporation of the Company does not prohibit stockholder action by written consent. The Amended By-Laws of the Company provide that the board of directors may fix a record date to determine the stockholders entitled to consent to corporate action in writing without a meeting. The record date is not permitted to precede the date upon which the resolution fixing the record date is adopted by the board of directors and may not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. Any stockholder of record seeking to have the stockholders take corporate action by written consent is required to request, pursuant to written notice to the Company's secretary, that the board of directors fix a record date. The board of directors is required to fix the record date within ten days after such a request is received. If the board of directors has not fixed the record date within ten days after the request has been received, and no prior action by the board of directors is required by applicable law for the taking of the proposed corporate action, the record date in respect thereof will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded.

      On January 23, 2004, Knightspoint Partners I, L.P., as a record holder of the Company's common stock, in accordance with the Company's Amended By-Laws, requested that the Company fix a record date to determine the stockholders entitled to consent in writing to the actions proposed by the Knightspoint group. In the event that the Company's board of directors does not fix the record date within ten days thereafter, the Knightspoint group believes that, pursuant to Section 2.13 of the Company's Amended By-laws, the date on which it first delivers a signed written consent to the Company will be the record date for purposes of this Consent Solicitation. We intend to notify you by press release as promptly as possible of the actual record date when determined.

      According to the Company's Form 10-Q for the period ended November 8, 2003, 8,058,956 shares of common stock were outstanding as of December 16, 2003. Each share of common stock outstanding on the record date is entitled to one vote on each of the proposals. Accordingly, based on the number of shares reported by the Company as outstanding on December 16, 2003, written consents by holders representing 4,029,479 shares of common stock would be required to adopt and approve each of the proposals. The members of the Knightspoint group intend to submit written consents in support of all of the proposals with respect to all the shares of common stock owned by them.

      The total number of shares owned by the Knightspoint group is 702,321 shares or approximately 8.7% of the shares of common stock reported by the Company as outstanding as of December 16, 2003. Accordingly, based on the 8,058,956 shares of common stock reported by the Company as outstanding as of December 16, 2003, written consents by holders representing an additional 3,327,158 shares of common stock, in addition to the written consents of the members of the Knightspoint group, will be required to adopt and approve each of the proposals. Section 228 of the Delaware General Corporation Law requires that, in order for the proposals to be adopted, the Company must receive written consents signed by a sufficient number of stockholders to adopt the proposals within 60 days of the date of the earliest dated consent delivered to the Company. Knightspoint Partners I, L.P., as a record holder of the Company common stock, intends to deliver a signed consent in favor of the proposals to the Company immediately after a record date for our Consent Solicitation has been set, or if the Company's board does not set a record date, ten days after the date of the request for a record date. We will inform you by press release of the date of the earliest dated consent delivered to the Company once such information becomes available to us. The Company's stockholders will have 60 days from such date to consent to our proposals. Each abstention and broker non-vote with respect to any of the proposals will have the same effect as voting against the adoption of such proposal. In accordance with the Delaware General Corporation Law and the Company's Amended By-Laws, each of the proposals will become effective on the date written consents approving each proposal from holders representing a majority of the shares of common stock outstanding on the record date are delivered to the Company, or if such date is not at least 20 business days after this Consent Statement is mailed to the Company's stockholders, on the first date after the delivery of written consents approving the proposals from holders representing a majority of the shares of common stock outstanding on the record date that is 20 business days after the mailing of this Consent Statement to the Company's stockholders, we urge you to act promptly to assure that your vote will count and that the proposals can be effective and implemented as soon as possible. Consents delivered later than 60 days after the earliest dated consent delivered to the Company will not be effective to approve the proposals.

      The effectiveness of each of Proposals Nos. 1, 2, 4 and 6 is subject to, and conditioned upon, the approval of the other three of such four related proposals. The effectiveness of Proposals Nos. 3 and 5 is not subject to or conditioned upon the approval of any other proposal.

      If any of the proposals are adopted pursuant to this Consent Solicitation, prompt notice will be given by the Company pursuant to Section 228(d) of the Delaware General Corporation Law to eligible stockholders who have not signed and returned consent cards indicating consent to each of the proposals. The Knightspoint group also expects to issue a press release indicating the results of this Consent Solicitation after completion.

      The Knightspoint group recommends that you consent to each of the proposals. Your consent is important. Please mark, sign and date the enclosed WHITE consent card and return it in the enclosed postage-paid envelope promptly. Failure to sign and return your consent card will have the same effect as voting against the proposals.

Procedural Instructions

      If a stockholder is the record holder of shares of common stock as of the close of business on the record date, the stockholder may elect to consent to, withhold consent to or abstain with respect to each proposal by marking the "CONSENTS," "WITHHOLDS CONSENT" or "ABSTAINS" box, as applicable, underneath each such proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed envelope. In addition, a stockholder may withhold consent to the election of any individual Knightspoint group nominee by writing such person's name where indicated on the consent card.

      If a stockholder returns a consent card that is signed and not marked with respect to any proposal, the stockholder will thereby consent to that proposal in its entirety, except that the stockholder will not thereby consent to the election of any Knightspoint group nominee whose name is written by the stockholder on the consent card. Failure to return a signed consent card will have the same effect as voting against the proposals.

      Under the Delaware General Corporation Law, only stockholders of record on the record date are eligible to give their consent to the proposals. Therefore, the Knightspoint group urges each stockholder, even if the stockholder has subsequent to the record date sold its shares of common stock, to grant its consent pursuant to the enclosed WHITE consent card with respect to all shares held as of the record date. The failure to consent by a former stockholder who was a stockholder on the record date may adversely affect those who continue to be stockholders of the Company.

      In addition, if your shares are held of record in the name of a brokerage firm, bank nominee or other institution, only that entity can execute a consent on your behalf and only upon receipt of your specific instructions. Accordingly, you should sign, date and return the enclosed WHITE consent card in the envelope provided by your broker.

Revocation of Consents

      Consents with respect to any proposal may be revoked at any time prior to the time that the proposal becomes effective, provided that a written, dated revocation that clearly identifies the consent being revoked is executed and delivered either to (i) the Knightspoint group, c/o D.F. King & Co. Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attn: Thomas Long or (ii) the principal executive offices of the Company at 1706 Washington Avenue, St. Louis, Missouri 63103.

      A revocation may be in written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The Knightspoint group requests that a copy of any revocation sent to the Company be sent to the Knightspoint group in care of D.F. King, at the address set forth above, so that the Knightspoint group may more accurately determine if and when consents to the proposals have been received from the holders of the requisite number of shares of the common stock. You may revoke any previous consent revocation by subsequently signing, dating and returning the WHITE consent card included with this Consent Statement. In the event you require an additional WHITE consent card, please contact D.F. King.

                                  THE PROPOSALS

      The Knightspoint group is seeking written consents from the holders of shares of the Company's common stock to take the following actions by written consent, without a stockholders meeting, as permitted by the Delaware corporation law and the Company's Amended By-laws.

      The effectiveness of each of Proposals Nos. 1, 2, 4 and 6 is subject to, and conditioned upon, the adoption of the other three of such four related proposals.

      The Knightspoint group recommends that you consent to each of the proposals by signing, dating and returning the enclosed WHITE consent card.

      Set forth below is a description of each of the proposals for which consents are being solicited.

      Removal of Directors

Proposal No. 1 -- Removal of Members of the Board of Directors

      Proposal No. 1 provides for the removal of all of the Company's directors other than J. David Pierson and James R. Clifford. This would mean the removal of the following current members of the Company's board of directors: Edmond S. Abrain, Joanne S. Griffin, Lee M. Liberman, Ingrid Otero-Smart, Nicholas L. Reding, Martin Sneider and Virginia V. Weldon, and any director (other than those elected pursuant to this Consent Solicitation) elected or appointed to the Company's board of directors to fill any vacancy caused by the removal or resignation of any director or any newly created directorships prior to the effective time of the consents solicited by this Consent Statement. This proposal is intended to remove a majority of the incumbent directors and provide the basis for election of the Knightspoint group's nominees.

      The Knightspoint group recommends that you consent to Proposal No. 1.

      Amendment of Amended By-Laws

Proposal No. 2 -- Modification of Provision Regarding Size of Board of the Directors

      Proposal No. 2 provides for the amendment of Section 3.2 of Article III of the Company's Amended By-Laws to set the number of members of the Company's board of directors at eight. The Company's Amended By-Laws currently provide that the board of directors shall consist of no more than nine members or such other number, not less than three members, as may be established by amendment of the Company's Amended By-Laws. In particular, the amendment would delete the text of the first sentence of Article III, Section 3.2 of the Company's Amended By-Laws and replace it with the following: "The number of directors constituting the full Board of Directors shall be eight." This proposal is designed to implement the Knightspoint group's proposals regarding the composition of the board by setting the present size of the board at a level which would accommodate the Knightspoint group's six nominees, as well as the two incumbent directors whose removal is not being sought, but no other members.

      The Knightspoint group recommends that you consent to Proposal No. 2.

Proposal No. 3 -- Modification of Provision for Calling Special Meetings of Stockholders

      Proposal No. 3 provides for the amendment of Section 2.2 of Article II of the Company's Amended By-Laws to authorize stockholders who own, individually or in the aggregate, 25% or more of the Company's outstanding common stock, to call a special meeting of stockholders. Delaware law provides that special meetings of the stockholders may be called by the board of directors or such other person or persons as may be authorized by the certificate of incorporation or the by-laws. Proposal No. 3 would grant to the Company's stockholders the ability to call special meetings. In particular, the amendment would delete the text of
Article II, Section 2.2 of the Company's Amended By-Laws and replace it with the following:

      "Special meetings of the stockholders, which may be held for any purpose or purposes, may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors, or by any stockholder or stockholders of record entitled to vote at such meeting, provided such stockholder or stockholders beneficially or of record own in the aggregate at least 25% of the outstanding shares of common stock of the Corporation. If a special meeting is called, the person calling the meeting shall submit the request, specifying the time of such meeting and the general nature of the business proposed to be transacted, such request to be delivered personally, or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board, the President or the Secretary of the Corporation. No business may be transacted at such special meeting other than such business specified in the request. The officer receiving the request shall cause notice to be given to the stockholders entitled to vote at such meeting, in accordance with the provisions of Section 2.4 of this Article II, that a special meeting will be held at the time requested by such person(s) calling the meeting, provided that such meeting is not less than ten (10) or more than sixty (60) days after receipt of the request. This Section 2.2 may be amended only by action of the stockholders."

      The Knightspoint group believes that giving stockholders the right to call special meetings will provide the stockholders with a means to promptly address any legitimate concerns they may have regarding the Company and their investment, and their interests as stockholders. In addition, we believe that such a provision will promote greater accountability to all stockholders of the Company on the part of each director and the rest of management. The threshold of 25% was chosen to ensure that holders of a meaningful percentage of the Company's common stock must join to call a special meeting, but such percentage is not unreasonably difficult to obtain.

      The Knightspoint group recommends that you consent to Proposal No. 3.

Proposal No. 4 -- Provision for Filling Board Vacancies

      Proposal No. 4 provides for the amendment of Article III of the Amended By-Laws to provide that any vacancies on the board of directors resulting from stockholder action may, for a period of twenty (20) days after creation of such vacancies, only be filled by action of the stockholders and not by the board of directors. Thereafter, such vacancies could be filled either by action of the stockholders or by the directors then in office. Delaware law provides that unless otherwise provided in the certificate of incorporation or by-laws, vacancies on the board of directors and new created directorships may be filled by a majority of the directors then in office. The Company's Amended Certificate of Incorporation and Amended By-Laws currently do not authorize stockholders to fill any vacancies on the board of directors and newly created directorships. Proposal No. 4 would vest the power to fill vacancies on the board of directors created by stockholder action solely in the stockholders. In particular, the amendment would add a new Section 3.12 to Article III as follows:

      "SECTION 3.12     VACANCIES AND NEWLY CREATED DIRECTORSHIPS.
                        -----------------------------------------

      Vacancies on the Board of Directors, which have occurred as a result of stockholder action, may only be filled by action of the stockholders with or without a stockholder meeting, until at least 20 days after such occurrence of such vacancy, after which time such vacancies may be filled by action of the stockholders or by the directors then in office. If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any officer, or any stockholder, or any executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder may call a special meeting of the stockholders in accordance with the provisions of these By-Laws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of Delaware General Corporation Law. This Section 3.12 may be amended only by action of the stockholders."

      We are proposing that only stockholders, and not directors, may fill vacancies under the circumstances described to facilitate the election of the Knightspoint group nominees under Proposal No. 4.

      The Knightspoint group recommends that you consent to Proposal No. 4.

Proposal No. 5 -- Repeal of certain By-Laws That May Have Been Adopted Prior to Effectiveness of Consent

      Proposal No. 5 provides for the repeal of any amendments, if any, to the Company's Amended By-Laws adopted by the Board or Directors after September 1, 2003, or adopted prior thereto but not publicly disclosed prior to November 1, 2003, and prior to the effective date of the stockholder consents solicited by this Consent Statement. Proposal No. 5 is intended to ensure that any recent or undisclosed amendments to the Company's Amended By-Laws be subject to review and adoption, if at all, by the directors who may be newly elected by stockholders as a result of this Consent Solicitation. The Knightspoint group is not aware of any such amendments. If any such amendments are or have been adopted, adoption of Proposal No. 5 could result in a repeal of bylaws that were, or could be deemed to be, aligned with security holder interests.

      The Knightspoint group recommends that you consent to Proposal No. 5.

      Election of Directors

Proposal No. 6 -- Election of Knightspoint Group Nominees

      Proposal No. 6 provides for the election of Messrs. Abel, Koeneke, Meyer, Mitchell, Smith and White to serve as directors until the 2004 annual meeting of stockholders. See "Certain Other Information Regarding The Knightspoint Group And The Knightspoint Group Nominees" for information concerning the background and experience of the Knightspoint group nominees.

      The Knightspoint group's primary purpose in seeking to elect the Knightspoint group nominees to the board of directors is for the Knightspoint group nominees to implement the measures proposed by the Knightspoint group described in the "Introduction" and "Background Of And Reasons For The Consent Solicitation." If elected, the Knightspoint group nominees would be responsible for managing the business and affairs of the Company. The Knightspoint group nominees understand that, as directors of the Company, each of them has an obligation under Delaware law to the scrupulous observance of his duty of care and duty of loyalty to the Company and its stockholders. Accordingly, the Knightspoint group nominees may determine that their fiduciary duties as directors require them to delay, modify or determine not to implement certain of the measures proposed by the Knightspoint group.

      Each of the Knightspoint group nominees has consented to being named herein as a nominee for director of the Company, and has agreed to stand for election as a director and to serve as a director, if elected.

      Although the Knightspoint group has no reason to believe that any of the Knightspoint group nominees will be unable to serve as a director, if any Knightspoint group nominee is not available to serve, the Knightspoint group expects to supplement this Consent Solicitation to name another nominee (or, subject to the proposed amendment of Article III, that the remaining Knightspoint nominees, upon taking office, will fill the vacancy with an individual willing to consider and implement the Knightspoint group's proposals). Although the Knightspoint group has no reason to believe that either of the present members of the board not subject to removal pursuant to this Consent Solicitation will be unable or unwilling to continue to serve as a director, there can be no assurance that either of such persons will continue to serve as a director if the Knightspoint group nominees are elected.

      The Knightspoint group recommends that you consent to Proposal No. 6.

                   INFORMATION ABOUT THE KNIGHTSPOINT GROUP

      Members of the Knightspoint group, the Knightspoint group nominees and certain other persons named below may be deemed to be "participants" in this Consent Solicitation as such term is defined in Schedule 14A promulgated under the Securities Exchange Act of 1934. Knightspoint Partners I, L.P. is a Delaware limited partnership formed to make investments (whether through acquiring, holding or disposing of equity securities or otherwise) in the Company. The address of the principal business and principal offices of Knightspoint Partners I, L.P. is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

      The general partner of Knightspoint Partners I, L.P. is Knightspoint Capital Management I LLC, a Delaware limited liability company formed to be the general partner of Knightspoint Partners I, L.P. The address of the principal business and principal offices of Knightspoint Capital Management I LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

      The sole Member of Knightspoint Capital Management I LLC is Knightspoint Partners LLC, a Delaware limited liability company that is engaged in the business of acquiring, holding or disposing of investments in various companies. The address of the principal business and principal offices of Knightspoint Partners LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Each of Michael Koeneke and David Meyer is a Managing Member of Knightspoint Partners LLC. The business address of each of Messrs. Koeneke and Meyer is c/o Knightspoint Partners LLC, 787 Seventh Avenue, 9th Floor, New York, New York 10019. The principal occupation of each of Messrs. Koeneke and Meyer is investing and providing financial advisory services.

      Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC, a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017. The principal occupation of each of Messrs. Cohen, Stark and Strauss is serving as a founding principal of Ramius Capital Group, LLC.

      RCG Ambrose Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in companies effecting extraordinary transactions. The address of the principal business and principal offices of RCG Ambrose Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of RCG Ambrose Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I attached to this Consent Solicitation.

      Ramius Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in a multi-strategy portfolio. The address of the principal business and principal officers of Ramius Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of Ramius Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II attached to this Consent Solicitation.

      As of the date of this Consent Statement, the Knightspoint group owns an aggregate of 702,321 shares of common stock representing approximately 8.7% of the outstanding shares of common stock based upon the 8,058,956 shares of common stock reported in the Company's Form 10-Q for the period ended November 8, 2003 to be issued and outstanding as of December 16, 2003.

      Additional information about Knightspoint Partners I, L.P., the Knightspoint group and the Knightspoint group nominees including information regarding the beneficial ownership of common stock is set forth under the heading "Certain Other Information Regarding The Knightspoint Group And The Knightspoint Group Nominees" and in Annex A attached to this Consent Statement. Certain other persons who joined with members of the Knightspoint group in filing a statement on Schedule 13D are not participants in this Consent Solicitation.

      The Knightspoint group has retained D.F. King to act as an advisor and to provide consulting and analytic services and solicitation services in connection with this Consent Solicitation. D.F. King is a proxy service company. It mails documents to stockholders, responds to stockholder questions and solicits stockholder votes for many companies. D.F. King does not believe that it or any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this Consent Solicitation or that Schedule 14A requires the disclosure of certain information concerning D.F. King. The business address of D.F. King is 48 Wall Street, 22nd Floor, New York, New York 10005. D.F. King has informed the Knightspoint group that, as of the date of this Consent Statement, it does not hold any shares of the Company's common stock for its own account or for the accounts of others.

            BACKGROUND OF AND REASONS FOR THE CONSENT SOLICITATION

Background

      On various dates from April 21, 2003 through September 15, 2003, members of the Knightspoint group purchased a total of 630,321 shares of common stock in the open market for a total purchase price of $10,604,189 excluding commissions and related costs. The details of these purchases are set forth in Annex A to this Consent Statement. All of the purchases were funded by working capital, which may have included margin loans made by brokerage firms in the ordinary course of business. In addition, on September 15, 2003, 72,000 shares of common stock were contributed to Knightspoint Partners I, L.P. by two individuals, Michael Koeneke and David Meyer, in exchange for limited partnership interests in Knightspoint Partners I, L.P. Such shares were purchased by such individuals in the open market for a total purchase price of $911,714, excluding commissions and related costs. The details of these purchases are set forth in Annex A to this Consent Statement. All of these purchases were made by Messrs. Koeneke and Meyer with personal funds.

      On September 15, 2003, the Knightspoint group, as well as certain other persons who are not participants in this Consent Solicitation and disclaim beneficial ownership of the shares of common stock held by the Knightspoint group, filed with the SEC a Schedule 13D disclosing that the members of the Knightspoint group and such other persons had acquired in excess of 5% of the outstanding shares of the Company's common stock.

      On August 28, 2003, representatives of the Knightspoint group met at the Company's headquarters in St. Louis with the Company's Chief Executive Officer,
J. David Pierson, and other members of the Company's management. During this meeting, the Knightspoint group shared perspectives on what it believed to be current impediments to value as well as possible ways to improve stockholder value including through stricter cost controls and capital discipline, the discharge of cash to shareholders through large-scale buybacks and an enhanced focus on the core Sears, Roebuck and Co. portrait studios business. The Knightspoint group also discussed its belief that the Company should more closely align the interests of management with those of shareholders as well as revitalize the board of directors to elevate the level of board oversight and inquiry. In the meeting, the Knightspoint group shared with management various materials relating to its proposed value creation plan, which is summarized elsewhere in this Consent Solicitation.

      On September 19, 2003, representatives of the Knightspoint group spoke by telephone with Mr. Pierson, as well the Company's Chief Financial Officer. On the call, the Knightspoint group reviewed key elements of its value creation plan for the Company, communicated its desire to work with management on implementing the plan, and offered to present the plan to the full board of directors. Management declined the offer but indicated that its board was scheduled to meet on October 2, 2003 and would discuss the Knightspoint group's proposals. The Knightspoint group asked to meet with two of the outside directors of the Company prior to the board meeting, but management indicated that the directors were not available within that timeframe. Management did, however, agree to meet again with representatives of the Knightspoint group prior to the board meeting and again after the board meeting.

      On September 25, 2003, representatives of the Knightspoint group again spoke by telephone with Mr. Pierson and the Company's Chief Financial Officer. Prior to the call, the Knightspoint group provided certain materials to management outlining its views of certain issues facing the Company as well as the Knightspoint group's recommendations for dealing with them. After a brief recap of the Knightspoint group's value creation plan, the discussion turned to the composition of the board of directors. In offering to work closely with management on creating value for shareholders, the Knightspoint group communicated its view that the board, as presently constituted, lacked the energy, objectivity and alignment with shareholders to most effectively guide the Company through a value creation plan. The Knightspoint group then requested "substantial board representation" as a means of ensuring effective implementation of the plan and asked management to be an advocate of this position at the board meeting. In that context, the Knightspoint group noted that "substantial" might mean a majority of the board given its serious concerns about the current Board, but asked again to speak with the key outside directors of the Company with the thought that a lower level of board representation could be satisfactory to it if significant elements on the Board supported the plan and shared the Knightspoint group's sense of urgency. Management indicated that a meeting with the outside directors could be arranged some time after the October 2, 2003 board meeting.

      Following the October 2, 2003 meeting of the Company's board of directors, on October 3, 2003, Mr. Pierson contacted representatives of the Knightspoint group by telephone. During that telephone call, Mr. Pierson indicated that the Company agreed with many elements (which he declined to identify) of the Knightspoint group's proposals for enhancing stockholder value and had embarked on its own review of alternatives with the Company's financial adviser. However, Mr. Pierson did not respond to the Knightspoint group's request for representation on the board of directors other than to say that a majority of the board would be out of the question. When queried about whether any board representation whatsoever was discussed, Mr. Pierson indicated that the board had not authorized him to offer any board representation to the Knightspoint group. Mr. Pierson did report that two outside directors had been slated to spearhead the evaluative process and to liaise with representatives of the Knightspoint group. Mr. Pierson also offered to facilitate a meeting with these two outside directors.

      On October 10, 2003, representatives of the Knightspoint group met at the offices of Knightspoint Partners I, L.P. with Mr. Pierson and two of the Company's outside directors, Nicolas Reding and James Clifford. At the meeting, the Knightspoint Group again presented in significant detail its perspectives on what it believes to be the present impediments to shareholder value as well as the key elements of its value creation plan for the Company. Among other things, the Knightspoint group raised concerns about what it believes to be the Company's deteriorating financial performance, overburdened cost structure, inappropriate capital structure featuring a substantial cash balance earning nominal returns, apparent loss of focus on the core studio operations and misalignment of the interests of the board and management with those of shareholders. The Knightspoint group noted that the Company's recent significant decline in operating performance appeared, in its view, to stem principally from poor expense controls despite the Company having incurred significant special charges during 2002 directed at achieving significant annualized cost savings. Significant additional discussion centered on the allocation of capital and the Knightspoint group's concern that cash resources would be ineffectively redeployed in the business or, worse, deployed toward acquisitions or growth schemes that might not be in the best interests of the Company and its stockholders. The Knightspoint group highlighted the flaws it believed to exist in the Company's strategic plan announced in 2002 as well as the original and modified capital plans in voicing concerns about the capital discipline of the Company.

      Regarding the value creation plan, the Knightspoint group discussed its view that the Company needed to reduce and redirect advertising spending, better control studio expenses, revamp the Company's merchandising and marketing strategies to drive higher average sales through existing studios, implement shareholder-value driven gain-sharing mechanisms throughout the organization to better align the interests of employees with those of shareholders, sharpen focus on the core Sears portrait studio business, and apply greater scrutiny to capital allocation, especially with respect to the migration toward next-generation digital technologies and applications. The Knightspoint group also reiterated its recommendation that the Company discharge substantial cash to shareholders through large-scale buybacks to mitigate reinvestment risk and improve returns on capital.

      The directors communicated that while there were areas of agreement with the Knightspoint group plan (which they declined to elaborate), their timeframe for implementation was significantly different from the group's. When the topic of board representation again came up, the directors communicated that they thought the board was perfectly adequate as currently constituted. They also indicated that the present evaluative process was likely to take at least two to three months.

      The Company did not attempt to contact the Knightspoint group again until November 4, the day the Company issued a press release announcing significant adjustments to its strategic plan and only two days before the Knightspoint group completed and filed with the SEC a preliminary copy of this Consent Statement. On that day, a representative from Credit Suisse First Boston, or CSFB, contacted the Knightspoint group by telephone to (1) inform the group that CSFB had been hired as an advisor to the Company out of concern that the Knightspoint group was planning to launch a consent solicitation and (2) call attention to the morning's press release and, in particular, to the similarities between the Company's announced strategy changes and Knightspoint's plan as stated to the Company.

      Though relieved to see the Company pare back its capital spending targets, disavow its earlier stated intention to enter other non-Sears host environments, and finally begin to discuss publicly a meaningful return of capital to shareholders, we continue to have serious concerns about the other elements of our plan not addressed by the November 4 press release, what we believe to be continuing poor operating trends in the business, and above all, execution.

      The Knightspoint group has concluded that the Company will neither honor its request for substantial board representation nor see that strategic and operational changes the

Knightspoint group believes to be important are effectively implemented, and that the only way to protect the interests of shareholders is to undertake this Consent Solicitation. Accordingly, on November 6, 2003, the Knightspoint group filed a preliminary copy of this Consent Statement with the SEC. Also on November 6, 2003, Knightspoint Partners I, L.P. sent a letter to Jane E. Nelson, the Secretary of the Company, requesting that it be given the opportunity to inspect the stockholder list.

Reasons for the Consent Solicitation

      The purpose of this solicitation is to remove seven of the nine members of the Company's board of directors in order to seek to preserve and enhance shareholder value and, in particular, to implement a value creation plan for the Company. If the Proposals are adopted, the Knightspoint group nominees will serve until the 2004 annual meeting of stockholders and constitute a majority of the members of the Company's board of directors. There can be no assurance that the election of the Knightspoint group nominees will create or otherwise enhance shareholder value.

      In our view the current board of directors has not adequately addressed certain strategic and operational issues facing the Company. The Company's strategic plan, announced in June 2002, initially called for $193 million in capital spending over a five-year period, which implies an average annual spending level of approximately $38.6 million, compared to the Company's reported depreciation and amortization of approximately $17.0 million for the 52-week period ended November 8, 2003 and its reported capital expenditures of $15.2 million for the same 52-week period. The Company announced on November 4, 2003 that its capital spending plan has now been reduced to $65 to $75 million over a four-year period. The Company's strategic plan has also called for the pursuit of such initiatives as the Company's mobile photography and Mexico studio operations, to which we believe significant resources are being devoted which could otherwise be available for use in connection with the core Sears portrait studio business. In our opinion, the Company's capital structure, featuring a large cash balance, does not tend to maximize potential return to shareholders, especially given the low interest rate environment. The Company's expense base has continued to expand notwithstanding significant special charges directed at generating recurring cost savings.

      Indicative of the Company's expense structure is the reported increase in S, G &A expense from $91.0 million in the first half of Fiscal Year 2002 to $98.8 million in the first half of Fiscal Year 2003, despite approximately flat sales, a substantial decline in sittings volume and management's public prediction of significant cost savings from restructuring actions taken in Fiscal Year 2002. At the same time, LTM, or Last Twelve Months, EBITDA (defined as the Company's Income from Operations plus Depreciation and Amortization plus Other Charges and Impairments) has declined substantially from February 2001 (when new leadership was installed at the Company) through the latest reporting period. LTM EBITDA has declined from $51.5 million as of February 3, 2001 to $32.5 million as of July 19, 2003 (even excluding $6.0 million of nonrecurring expenses). During this period nearly $12 million of restructuring and impairment charges have been taken to reposition the business. Based on the information recently disclosed in the Company's December 3, 2003 earnings release for the Company's third fiscal quarter, LTM EBITDA fell further to $31.3 million as of the end of the third quarter

(excluding other charges and impairments of $1.7 million) notwithstanding a reported $2.7 million reduction in advertising in the 2003 third quarter versus the prior year's third quarter.

      We believe, further, that management has not successfully addressed certain disappointing operating trends at the Company, such as the recent deterioration in sittings volume experienced in the Sears portrait studio business. Sittings volume has declined in each of the three full fiscal years since fiscal 1999 as well as in fiscal 2003 year to date. Based on information disclosed in the Company's Form 10-K for the fiscal year ended February 1, 2003 and the Company's December 3, 2003 press release with respect to results for the third fiscal quarter of 2003, total Company sittings, which were 5.8 million in fiscal 1999, fell to 5.0 million in fiscal 2002 and have fallen further to 4.8 million in the latest twelve-month period ended November 8, 2003. On a more fundamental level of corporate management, we believe that the present board has not properly aligned the Company's executive compensation systems with the drivers of shareholder value.

      Given the substantial strategic and operating challenges the Company currently faces, we feel that it is imperative to seek your support for an immediate change in the composition of the board. We believe that our nominees are highly qualified individuals who can work with management to effectuate a plan to protect and enhance shareholder value. However, there can be no assurance that the election of our nominees will enhance shareholder value or that current management will continue to remain at the Company if the Knightspoint group nominees are elected.

      We believe the Company should promptly implement the measures described in the "Introduction" portion of this Consent Statement above in order to seek to protect and enhance shareholder value. The Company's stockholders will not be afforded a separate opportunity to vote on the specific measures outlined in the "Introduction" above if the Knightspoint group nominees are elected.

      The Knightspoint group believes that the current board, having approved a business plan which we believe has yielded disappointing results and, in our view, done less than we consider necessary to exercise fiscal discipline or align management compensation with the interests of shareholders, is less likely to make the hard choices that we see as necessary to bolster operating profitability, successfully navigate the transition to next generation digital technologies and applications, and maximize cash flow and shareholder returns. By contrast, we believe our nominees for director will bring to the board the judgment, experience, energy and objectivity needed to restore the Company to a sounder footing and generate value for shareholders. Furthermore, in contrast to the current board which has only a nominal ownership interest in the Company, the members of the Knightspoint group own over 8% of the common stock of the Company. Therefore, unlike the present board, the interests of the Knightspoint group and its nominees are directly aligned with the interests of all the stockholders.

      Each of our other proposals is likewise intended to promote corporate democracy and place control of the Company firmly in the hands of stockholders, the true owners of the Company.

      After seeking to improve the Company's performance, and depending on the circumstances, the Knightspoint group may in the future recommend that the Company review various alternatives to preserve and enhance shareholder value, including, among other things, considering a possible sale of the Company if a transaction can be effected on attractive terms. The Knightspoint group believes at this time that it would be premature to consider a sale of the Company until efforts have been made to improve the Company's operating results. We have no specific plans to sell the Company if the solicitation is successful.

                       CERTAIN OTHER INFORMATION REGARDING
          THE KNIGHTSPOINT GROUP AND THE KNIGHTSPOINT GROUP NOMINEES

      Set forth below are the name, age, business address, present principal occupation, employment history and directorships of each of the Knightspoint group nominees for at least the past five years. This information has been furnished to the Knightspoint group by the respective Knightspoint group nominees. Each of the Knightspoint group nominees has consented to serve as a director of the Company. Each of the Knightspoint group nominees is at least 18 years of age. None of the entities referenced below is a parent or subsidiary of the Company.

                                         Present Principal Occupation, Five Year
Name, Age and Business Address           Employment History and Directorships
--------------------------------------------------------------------------------
James J. Abel, 57                        Mr. Abel serves as Executive Vice
c/o The Lamson & Sessions Co.            President, Secretary, Treasurer and
25701 Science Park Drive                 Chief Financial Officer of The Lamson
Cleveland, Ohio  44122                   & Sessions Co. (NYSE:LMS), a
                                         diversified manufacturer and
                                         distributor of a broad line of
                                         thermoplastic electrical, consumer,
                                         telecommunications and engineered
                                         sewer products for major domestic
                                         markets.  Mr. Abel has been an
                                         executive officer of The Lamson &
                                         Sessions Co. since December 1990 and
                                         became a director of such company in
                                         2002.

Michael S. Koeneke, 56                   Since March 2003, Mr. Koeneke has
Knightspoint Partners LLC                served as a Managing Member of
787 Seventh Avenue                       Knightspoint Partners LLC, a firm
9th Floor                                which he co-founded that is engaged in
New York, New York  10019                the business of acquiring, holding or
                                         disposing of investments in various
                                         companies.  From 1997 through 2002,
                                         Mr. Koeneke was the co-head and then
                                         the Chairman of Global Mergers and
                                         Acquisitions at Merrill Lynch & Co.,
                                         Inc. (NYSE:MER).  Mr. Koeneke received
                                         a B.B.A. from the University of
                                         Michigan in 1969 and an M.B.A. from
                                         Harvard University in 1971.

David M. Meyer, 35                       Since March 2003, Mr. Meyer has served
Knightspoint Partners LLC                as a Managing Member of Knightspoint
787 Seventh Avenue                       Partners LLC, a firm which he
9th Floor                                co-founded.  From the fall of 1995
New York, New York 10019                 through June 2002, Mr. Meyer served in
                                         various capacities in the investment
                                         banking department of Credit Suisse
                                         First Boston, a global investment
                                         banking firm, most recently serving as
                                         a director in the mergers and
                                         acquisitions and global industrial and
                                         services groups in the firm's London
                                         office.  Mr. Meyer received a B.S. in
                                         Engineering/Operations Research from
                                         Princeton University in 1990 and an
                                         M.B.A. from Stanford University in
                                         1995.

Mark R. Mitchell, 42                     Since July 1999, Mr. Mitchell has been
Ramius Capital Group, LLC                employed by Ramius Capital Group, LLC
666 Third Avenue                         and currently serves as a Managing
26th Floor                               Director and Head of Merger
New York, New York  10017                Arbitrage.  He was formerly a Managing
                                         Director of BT Alex Brown Inc. where
                                         he was responsible for proprietary
                                         equity arbitrage trading in New York.
                                         Prior to joining Bankers Trust in
                                         1993, Mr. Mitchell was an Associate
                                         Managing Director and a risk arbitrage
                                         trader at Wertheim Schroder & Co. from
                                         1983 to 1993.  He received a B.S. in
                                         Economics from the University of
                                         Pennsylvania Wharton School of
                                         Business in 1983 and an M.B.A. from
                                         New York University, Stern School of
                                         Business in 1988.

Steven J. Smith, 56                      Since 2000, Mr. Smith has served as a
852 Lakeside Blvd.                       director and officer of Lifestyle
Boca Raton, Florida 33434                Evolution, Inc., a company that
                                         manufactures, markets and distributes
                                         NuGo(R) nutrition bars. From 1985 to
                                         1999, Mr. Smith was Chairman of the
                                         Board and President of The Fresh Juice
                                         Company, Inc., a company which
                                         manufactures, markets and distributes
                                         Just Pik't(R), Fresh Pik't(R) and
                                         Ultimate(R) Juices that was founded by
                                         Mr. Smith and sold to Saratoga Beverage
                                         Group in 1999.

John Turner White IV, 54                 Since May 2000, Mr. White has served
30 West Pershing Road                    as President and Chief Executive
Kansas City, Missouri 64108              Officer of Union Station Kansas City,
                                         Inc. From September 1998 through
                                         February 2000, he was a Vice President
                                         and East region general
                                         manager of Cell Net Data Systems, an
                                         investor-owned data management and
                                         metering supplier to the electric
                                         energy industry. From June 1989 to
                                         September 1998, Mr. White was Executive
                                         Vice President, Corporate Development,
                                         of Kansas City Power & Light Company,
                                         an investor-owned electric utility.


      The number of shares of the Company's common stock beneficially owned and percentage beneficial ownership of each of the Knightspoint group nominees as of the date of this Consent Statement are as follows:


Knightspoint Group             Number of Shares            Percentage
Nominee                        Beneficially Owned (1)(2)   Ownership (3)
-------------------------      -------------------------   -------------
James J. Abel                            0                    0%
Michael S. Koeneke                       702,321(4)           8.7%
David M. Meyer                           702,321(5)           8.7%
Mark R. Mitchell                         702,321(6)           8.7%
Steven J. Smith                          0                    0%
John Turner White IV                     0                    0%
                               -------------------------   -------------

Total                                   702,321(7)            8.7%

      --------------------

   (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

   (2) Under the rules of the SEC, the Knightspoint group nominees may be deemed to be members of a group and, as a result, each Knightspoint group nominee may be deemed to beneficially own shares of common stock beneficially owned by each of the other Knightspoint group nominees. Each of the Knightspoint group nominees disclaims beneficial ownership of the shares of common stock beneficially owned by any of the other Knightspoint group nominees.

   (3) Calculated based on 8,058,956 shares of common stock outstanding as of December 16, 2003 as reported in the Company's Form 10-Q for the period ended November 8, 2003.

   (4) Consists of 102,321 shares of common stock owned by Knightspoint Partners I, L.P. Mr. Koeneke is a Managing Member of the sole Member of the General Partner of Knightspoint Partners I, L.P. and has shared voting and dispositive power with respect to the 102,321 shares of common stock owned by Knightspoint Partners I, L.P. Also includes an aggregate of 600,000 shares of common stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund Limited described in Note 6, as to which Mr. Koeneke has no voting or dispositive power and as to which he disclaims beneficial ownership.

   (5) Consists of 102,321 shares of common stock owned by Knightspoint Partners I, L.P. Mr. Meyer is a Managing Member of the sole Member of the General Partner of Knightspoint Partners I, L.P. and has shared voting and dispositive power with respect to the 102,321 shares of common stock owned by Knightspoint Partners I, L.P. Also includes an aggregate of 600,000 shares of common stock owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund Limited described in Note 6, as to which Mr. Meyer has no voting or dispositive power and as to which he disclaims beneficial ownership.

   (6) Consists of 216,000 shares of common stock owned by Ramius Securities, LLC, 192,000 shares owned by RCG Ambrose Master Fund, Ltd. and 192,000 shares owned by Ramius Master Fund, Ltd. Mr. Mitchell serves as a portfolio manager of Ramius Capital Group, LLC which acts as investment manager for Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. and has voting and investment power with respect to the 600,000 shares of common stock owned in the aggregate by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. and Ramius Master Fund, Ltd. Also includes 102,321 shares of common stock owned by Knightspoint Partners I, L.P. as described in Notes 4 and 5, as to which Mr. Mitchell has no voting or dispositive power and as to which he disclaims beneficial ownership.

   (7) Consists of 102,321 shares of common stock owned by Knightspoint Partners I, L.P., 216,000 shares of common stock owned by Ramius Securities, LLC, 192,000 shares of common stock owned by RCG Ambrose Master Fund, Ltd. and 192,000 shares of common stock owned by Ramius Master Fund, Ltd.

      None of the Knightspoint group nominees is employed by the Company. All of the Knightspoint group nominees are citizens of the United States.

      Except as set forth in this Consent Statement or in the Annexes hereto, none of the Knightspoint group, any of the persons participating in this Consent Solicitation on behalf of the Knightspoint group, the Knightspoint group nominees and, with respect to items (i), (vii) and (viii) of this paragraph, to the best knowledge of the Knightspoint group, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons
(i) owns beneficially, directly or indirectly, any securities of the Company,
(ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Consent Statement or in the Annexes hereto, none of the Knightspoint group, any of the persons participating in this Consent Solicitation on behalf of the Knightspoint group, the Knightspoint group nominees and, to the best knowledge of the Knightspoint group, any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company's last fiscal year.

      Except as set forth in this Consent Statement or in the Annexes hereto, none of the Knightspoint group nominees, since the beginning of the Company's last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company's or such entity's consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding five percent of the Company's total consolidated assets at the end of such year. None of the Knightspoint group nominees is or during the Company's last fiscal year has been affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company. During a portion of the time David Meyer was employed as an investment banker by Credit Suisse First Boston, Mr. Meyer participated in certain services provided by Credit Suisse First Boston to the Company in the mid- to late- 1990s, including a strategic advisory engagement, the sale of a business, two self-tender offers, a private placement of Senior Notes, and an attempted sale or business combination involving the Company. Mr. Meyer's last involvement in any such services to the Company terminated shortly after the Company's proposed merger agreement with American Securities was terminated in October 1999, and no later than early 2000.

      None of the corporations or organizations in which the Knightspoint group nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Knightspoint group nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

      The Knightspoint group has orally agreed to indemnify each of the Knightspoint group nominees against certain liabilities, including liabilities under the federal securities laws, in connection with this Consent Solicitation and to reimburse such Knightspoint group nominee for his out-of-pocket expenses.

                                Appraisal Rights

      Stockholders of the Company are not entitled to appraisal rights in connection with the adoption of the proposals.

                            SOLICITATION OF CONSENTS

      The Knightspoint group has retained D.F. King to acts as an advisor in connection with this Consent Solicitation. In connection with its retention by the Knightspoint group, D.F. King has agreed to provide consulting and analytic services and solicitation services with respect to banks, brokers, institutional investors and individual stockholders. The Knightspoint group has agreed to pay D.F. King a fee for its services estimated to be not more than $20,000 and to reimburse D.F. King for its reasonable out-of-pocket expenses. The Knightspoint group has also agreed to indemnify D.F. King against certain liabilities and expenses in connection with this Consent Solicitation, including liabilities under the federal securities laws. Approximately 25 employees of D.F. King will engage in the solicitation. Consents may be solicited by mail, advertisement, telephone, facsimile or in person. Solicitations may be made on behalf of the Knightspoint group by one or both of Messrs. Koeneke and Meyer, both of whom are among the Knightspoint group nominees. However, no person will receive additional compensation for such solicitation other than D.F. King.

      Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of shares of common stock for which they hold of record and the Knightspoint group will reimburse them for their reasonable out-of-pocket expenses.

      The expenses related directly to this Consent Solicitation are expected to aggregate approximately $200,000 and will be borne by the Knightspoint group. These expenses include fees and expenses for attorneys, consent solicitors, printing, postage, filing expenses and other costs incidental to the solicitation. Of this estimated amount, approximately $75,000 has been spent to date. The actual costs and expenses could be materially different than the estimated amounts and, in particular, could be substantially higher if for any reason litigation is instituted in connection with the matters related to this Consent Statement.

      The purpose of the proposals in this Consent Statement is to advance the interests of all the Company's stockholders. Therefore, the Knightspoint group believes that its expenses related to this Consent Solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this Consent Solicitation is successful. The question of reimbursement of the Knightspoint group's expenses by the Company will not be submitted to a stockholder vote.

      If you have any questions about this Consent Solicitation or executing your consent or require assistance, please contact:

                              D.F. King & Co., Inc.
                           48 Wall Street, 22nd Floor
                            New York, New York 10005
                            Toll Free: (888) 869-7406
                 Banks and Brokers call collect: (212) 269-5550

                STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

      The Company's Consent Revocation Statement filed with the SEC on December 12, 2003 with respect to this Consent Solicitation indicates that proposals of the Company's stockholders intended to be presented at the Company's 2004 annual meeting must be received by the Company no later than January 17, 2004 in order for them to be considered for inclusion in the Company's proxy statement. The Company's stockholders are hereby referred to the Company's Consent Revocation Statement for such information.

                        INFORMATION REGARDING THE COMPANY

      The information concerning the Company contained in this Consent Statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. The Knightspoint group has no knowledge that would indicate that statements relating to the Company contained in this Consent Statement in reliance upon publicly available information are inaccurate or incomplete. The Knightspoint group, however, has not been given access to the books and records of the Company, was not involved in the preparation of such information and statements, and is not in a position to verify, or make any representation with respect to the accuracy or completeness of, any such information or statements.

                    --------------------------------------

Your consent is important. No matter how many or how few shares you own, please consent to (i) the removal of seven of the current directors of the Company,
(ii) the amendment of the Company's Amended By-Laws to set the number of directors at eight, (iii) the amendment of the Company's Amended By-Laws to authorize stockholders who own 25% or more of the Company's outstanding common stock to call special meetings, (iv) the amendment of the Company's Amended By-Laws to authorize stockholders only to fill vacancies on the board of directors resulting from stockholders action until at least 20 days after creation of such vacancy, (v) the repeal of certain amendments, if any, to the Company's Amended By-Laws adopted prior to the effectiveness of this consent and
(vi) the election of the Knightspoint group nominees, by marking, signing, dating and mailing the enclosed WHITE consent card promptly.





                                                         THE KNIGHTSPOINT GROUP

                                                               January 23, 2004

                                                                      SCHEDULE I


             Directors and Officers of RCG Ambrose Master Fund, Ltd.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Mark R. Mitchell,         Managing Director of    666 Third Avenue
Director                  Ramius Capital Group,   26th Floor
                          LLC                     New York, New York 10017

Jeffrey C. Smith,         Director of Ramius      666 Third Avenue
Director                  Capital Group, LLC      26th Floor
                                                  New York, New York 10017

CSS Corporation, Ltd.,    Nominee company         666 Third Avenue
Secretary                                         26th Floor
                                                  New York, New York 10017

                                                                     SCHEDULE II


              Directors and Officers of Ramius Master Fund, Ltd.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Marran H. Ogilvie,        General Counsel of      666 Third Avenue
Director                  Ramius Capital Group,   26th Floor
                          LLC                     New York, New York 10017

Morgan B. Stark,          Principal of Ramius     666 Third Avenue
Director                  Capital Group, LLC      26th Floor
                                                  New York, New York 10017

CSS Corporation, Ltd.,    Nominee company         666 Third Avenue
Secretary                                         26th Floor
                                                  New York, New York 10017

                                                                         ANNEX A


                          TRANSACTIONS IN COMMON STOCK

      The following table sets forth information with respect to all purchases or dispositions of common stock of the Company by the Knightspoint group during the past two years. Except as set forth below, to the knowledge of the Knightspoint group, no participant in this solicitation or Knightspoint group nominee has purchased or sold securities of the Company within the past two years.

                                          Transaction     Number       Price Per
         Name                   Date         Type         of Shares      Share
-----------------------------  ---------  ------------    ----------   ---------

David M. Meyer                 12/2/02     Purchase           4,000      $12.41*

David M. Meyer                 12/4/02     Purchase           1,100      $11.98*

David M. Meyer                 12/5/02     Purchase             900      $12.29*

David M. Meyer                 12/6/02     Purchase           1,500      $12.40*

David M. Meyer                 12/9/02     Purchase           2,500      $12.73*

David M. Meyer                 12/11/02    Purchase             100      $12.90*

David M. Meyer                 12/12/02    Purchase           1,600      $13.18*

David M. Meyer                 12/13/02    Purchase             300      $13.20*

David M. Meyer                 12/18/02    Purchase           2,200      $12.04*

David M. Meyer                 1/10/03     Purchase           1,000      $14.23*

David M. Meyer                 1/17/03     Purchase           1,200      $14.22*

Michael S. Koeneke             1/23/03     Purchase             900      $14.35*

Michael S. Koeneke             1/23/03     Purchase             100      $14.30*

David M. Meyer                 1/29/03     Purchase           2,700      $13.88*

David M. Meyer                 2/4/03      Purchase           2,500      $13.19*

David M. Meyer                 2/12/03     Purchase           5,000      $12.68*

Michael S. Koeneke             2/13/03     Purchase           1,000      $12.58*

Michael S. Koeneke             2/13/03     Purchase             800      $12.60*

Michael S. Koeneke             2/13/03     Purchase             200      $12.57*

Michael S. Koeneke             2/20/03     Purchase             700      $12.20*

Michael S. Koeneke             2/20/03     Purchase             300      $12.16*

David M. Meyer                 3/27/03     Purchase           3,000      $11.98*

Michael S. Koeneke             4/8/03      Purchase             800      $13.06*

Michael S. Koeneke             4/8/03      Purchase             200      $13.05*

David M. Meyer                 4/15/03     Purchase           3,000      $12.99*

Knightspoint Partners I, L.P.  4/21/03     Purchase           6,100      $13.00*

Knightspoint Partners I, L.P.  4/22/03     Purchase           2,200      $13.03*

Knightspoint Partners I, L.P.  4/23/03     Purchase             300      $12.96*

Knightspoint Partners I, L.P.  4/24/03     Purchase             500      $13.10*

Knightspoint Partners I, L.P.  4/25/03     Purchase           9,100      $13.24*

Knightspoint Partners I, L.P.  4/28/03     Purchase           1,800      $13.25*

Michael S. Koeneke             4/29/03     Purchase             100      $13.20*

Michael S. Koeneke             4/30/03     Purchase             800      $13.20*

Michael S. Koeneke             5/1/03      Purchase             100      $13.20*

David M. Meyer                 5/7/03      Purchase           2,400      $13.00*

Knightspoint Partners I, L.P.  5/7/03      Purchase           5,000      $13.24*

David M. Meyer                 5/8/03      Purchase           2,000      $12.92*

Knightspoint Partners I, L.P.  5/8/03      Purchase           5,321      $13.09*

David M. Meyer                 5/14/03     Purchase             100      $12.67*

David M. Meyer                 5/14/03     Purchase             700      $12.66*

David M. Meyer                 5/14/03     Purchase             400      $12.67*

David M. Meyer                 5/14/03     Purchase           1,000      $12.67*

David M. Meyer                 5/14/03     Purchase             800      $12.67*

David M. Meyer                 5/14/03     Purchase           1,000      $12.65*

David M. Meyer                 5/14/03     Purchase           1,000      $12.65*

David M. Meyer                 5/15/03     Purchase           1,000      $12.48*

David M. Meyer                 5/15/03     Purchase           1,000      $12.41*

David M. Meyer                 5/15/03     Purchase           1,000      $12.43*

David M. Meyer                 5/19/03     Purchase             900      $12.10*

David M. Meyer                 5/19/03     Purchase             100       $12.14

David M. Meyer                 5/19/03     Purchase             500      $11.85*

David M. Meyer                 5/19/03     Purchase           1,000      $11.85*

David M. Meyer                 5/19/03     Purchase             100      $12.04*

David M. Meyer                 5/19/03     Purchase             900      $12.05*

David M. Meyer                 5/19/03     Purchase             200      $11.91*

David M. Meyer                 5/19/03     Purchase             700      $11.91*

David M. Meyer                 5/19/03     Purchase             200      $11.82*

David M. Meyer                 5/19/03     Purchase             200      $11.82*

David M. Meyer                 5/19/03     Purchase             100      $11.90*

David M. Meyer                 5/19/03     Purchase             100      $11.82*

David M. Meyer                 5/20/03     Purchase             100      $11.70*

David M. Meyer                 5/20/03     Purchase             700      $11.71*

David M. Meyer                 5/20/03     Purchase             100      $11.71*

David M. Meyer                 5/20/03     Purchase             100      $11.71*

David M. Meyer                 5/20/03     Purchase             800      $11.75*

David M. Meyer                 5/20/03     Purchase             200      $11.75*

David M. Meyer                 5/20/03     Purchase             200      $11.79*

David M. Meyer                 5/20/03     Purchase             300      $11.79*

David M. Meyer                 5/20/03     Purchase             500      $11.80*

David M. Meyer                 5/22/03     Purchase           1,000      $11.69*

Michael S. Koeneke             5/22/03     Purchase           1,000      $11.79*

Michael S. Koeneke             5/22/03     Purchase           1,000      $11.79*

Michael S. Koeneke             5/22/03     Purchase           2,000      $11.88*

David M. Meyer                 5/23/03     Purchase           1,000      $11.99*

Michael S. Koeneke             5/23/03     Purchase           1,000      $11.97*

Michael S. Koeneke             5/27/03     Purchase           1,000      $12.80*

Michael S. Koeneke             5/27/03     Purchase           1,000      $12.71*

Michael S. Koeneke             5/28/03     Purchase           1,000      $13.80*

Michael S. Koeneke             5/28/03     Purchase           1,000      $14.00*

Michael S. Koeneke             5/28/03     Purchase           1,000      $13.95*

Michael S. Koeneke             5/28/03     Purchase           1,000      $13.65*

Ramius Securities, LLC         9/4/03      Purchase         185,760      $17.14*

RCG Ambrose Master Fund, Ltd.  9/4/03      Purchase         165,120      $17.14*

Ramius Master Fund, Ltd.       9/4/03      Purchase         165,120      $17.14*

Ramius Securities, LLC         9/8/03      Purchase          14,100      $17.65*

RCG Ambrose Master Fund, Ltd.  9/8/03      Purchase          12,500      $17.65*

Ramius Master Fund, Ltd.       9/8/03      Purchase          12,500      $17.65*

Ramius Securities, LLC         9/9/03      Purchase           3,640      $17.93*

RCG Ambrose Master Fund, Ltd.  9/9/03      Purchase           3,180      $17.93*

Ramius Master Fund, Ltd.       9/9/03      Purchase           3,180     $17.93*

Ramius Securities, LLC         9/10/03     Purchase           3,600     $17.91*

RCG Ambrose Master Fund, Ltd.  9/10/03     Purchase           3,200     $17.91*

Ramius Master Fund, Ltd.       9/10/03     Purchase           3,200     $17.91*

Ramius Securities, LLC         9/12/03     Purchase           4,100     $18.00*

RCG Ambrose Master Fund, Ltd.  9/12/03     Purchase           3,600     $18.00*

Ramius Master Fund, Ltd.       9/12/03     Purchase           3,600     $18.00*

Knightspoint Partners I, L.P.  9/15/03     Purchase**        72,000    $18.10***

David M. Meyer                 9/15/03     Disposition**     55,000    $18.10***

Michael S. Koeneke             9/15/03     Disposition**     17,000    $18.10***

Ramius Securities, LLC         9/15/03     Purchase           4,800     $18.10*

RCG Ambrose Master Fund, Ltd.  9/15/03     Purchase           4,400     $18.10*

Ramius Master Fund, Ltd.       9/15/03     Purchase           4,400     $18.10*

* Excludes commissions and execution related costs.

** Consists of 17,000 shares and 55,000 shares purchased by Michael S. Koeneke and David M. Meyer, respectively, and contributed to Knightspoint Partners I, L.P. in exchange for limited partnership units.

*** Such shares were valued at a price equal to the reported closing sale price of the common stock on the New York Stock Exchange on September 12, 2003.

                                                                         ANNEX B


                            OWNERSHIP OF COMMON STOCK

      Each share of common stock is entitled to one vote on each of the proposals and the common stock is the only class of securities of the Company entitled to vote on the proposals. According to the Company's Form 10-Q for the period ended November 8, 2003, as of December 16, 2003 there were 8,058,956 shares of common stock outstanding.

      The following table sets forth the share ownership of all persons who, to the knowledge of the Knightspoint group, beneficially own more than 5% of the outstanding shares of common stock as of the date of this Consent Statement and of all named executive officers and directors of the Company as of the date of this Consent Statement. The information with respect to each stockholder other than the Knightspoint group and Van Den Berg Management is derived from the
Schedule 14A filed by the Company with the SEC on November 26, 2003. The information with respect to Van Den Berg Management is derived from the Schedule 13G filed by Van Den Berg Management with the SEC on January 13, 2004.

                                 Number of Shares             Percentage
Stockholder                      Beneficially Owned (1)       Ownership
-------------------------------  ---------------------        ---------------
Van Den Berg Management              1,586,780(2)                 18.7%
1301 Capital of Texas Hwy.
Suite B-228
Austin, Texas  78746

NewSouth Capital                     955,468(3)                   11.8%
Management, Inc.
1100 Ridgeway Loop Road
Suite 444
Memphis, Tennessee  38120

DePrince, Race & Zollo, Inc.         915,035(4)                   11.3%
201 S. Orange Avenue
Suite 850
Orlando, Florida  32801

The Knightspoint group               702,321(5)                    8.7%

First Manhattan Co.                  455,500(6)                    5.6%
437 Madison Avenue
New York, New York  10022

Barclays Bank PLC                    446,855(7)                    5.5%
45 Fremont Street
San Francisco, California
94105

Edmond S. Abrain                          800(8)                    0%

James R. Clifford                         800(9)                    0%

Gary W. Douglass                        8,000(10)                   0%

Joanne S. Griffin                       2,800(11)                   0%

Timothy A. Hufker                       7,000(12)                   0%

John M. Krings                         27,756(13)                   0%

Lee M. Liberman                         1,200(14)                   0%

Ingrid Otero-Smart                          0                       0%

J. David Pierson                       51,000(15)                   0%

Nicholas L. Reding                      6,009(16)                   0%

Fran Scheper                           11,645(17)                   0%

Martin Sneider                          4,900(18)                   0%

Richard Tarpley                        12,940(19)                   0%

Virginia V. Weldon                      1,300(20)                   0%

Directors and executive               163,593(8)(9)(10)             1.7%
officers as a group                  (11)(12)(13)(14)
                                     (15)(16)(17)(18)
                                     (19)(20)(21)

----------------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Knightspoint group, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Van Den Berg Management has sole voting and sole dispositive power with respect to 41,343 shares and shared voting and shared dispositive power with respect to 1,545,437 shares.

(3) NewSouth Capital Management, Inc. has sole voting power for 751,168 shares and sole dispositive power for 955,468 shares. It has no shared voting or shared dispositive power.

(4) DePrince, Race & Zollo, Inc. has sole voting power and sole dispositive power with respect to 915,035 shares.

(5) Consists of 102,321 shares owned by Knightspoint Partners I, L.P., 216,000 shares owned by Ramius Securities, LLC, 192,000 shares owned by RCG Ambrose Master Fund, Ltd. and 192,000 shares owned by Ramius Master Fund, Ltd. Each of Mr. Koeneke and Mr. Meyer has shared voting and dispositive power with respect to the 102,321 shares owned by Knightspoint Partners I, L.P. Mr. Mitchell has voting and dispositive power with respect to the 216,000 shares owned by Ramius Securities, LLC, the 192,000 shares owned by RCG Ambrose Master Fund, Ltd. and the 192,000 shares owned by Ramius Master Fund, Ltd.

(6) Includes 94,000 shares owned by family members of Senior Managing Directors of First Manhattan Co., which were reported for informational purposes. First Manhattan Co. disclaims dispositive power as to 84,000 of such shares and beneficial ownership as to 10,000 shares. It has sole voting and sole dispositive power with respect to 361,500 shares and sharing voting and shared dispositive power as to 94,000 shares.

(7) Barclays Global Investors, NA and Barclays Global Fund Advisors, both of which are subsidiaries of Barclays Bank PLC, beneficially owned an aggregate of 446,855 shares. Barclays Global Investors, NA has sole voting and sole dispositive power with respect to 327,918 shares and Barclays Global Fund Advisors has sole voting and sole dispositive power with respect to 118,937 shares. All shares are held in trust for the benefit of the beneficiaries of the trust accounts.

(8) Consists of 800 Phantom Stock Rights, which on the date of aware are based on value of common stock.

(9) Consists of 800 Phantom Stock Rights, which on the date of aware are based on value of common stock.

(10) Includes 5,000 shares which Mr. Douglass has the right to acquire within 60 days after April 24, 2003 upon the exercise of employee stock options.

(11) Includes 800 Phantom Stock Rights, which on the date of aware are based on value of common stock.

(12) Includes 6,124 shares which Mr. Hufker has the right to acquire within 60 days after April 24, 2003 upon the exercise of employee stock options and 876 shares held under the Company's Employees' Profit Sharing Plan and Trust.

(13) Includes 25,000 shares which Mr. Krings has the right to acquire within 60 days after April 24, 2003 upon the exercise of employee stock options and 256 shares held under the Company's Employees' Profit Sharing Plan and Trust.

(14) Excludes 79,846 Growth Units for Deferred Compensation, which are based on book value.

(15) Includes 50,000 shares which Mr. Pierson has the right to acquire within 60 days after April 24, 2003 upon the exercise of employee stock options.

(16) Includes 4,800 Phantom Stock Rights, which on the date of award are based on value of common stock, and excludes 16,562 Growth Units for Deferred Compensation, which on the date of award are based on book value.

(17) Includes 10,191 shares which Ms. Scheper has the right to acquire within 60 days after April 24, 2003 upon the exercise of employee stock options and 1,203 shares held under the Company's Employees' Profit Sharing Plan and Trust.

(18) Includes 4,400 Phantom Stock Rights, which on the date of award are based on value of common stock.

(19) Includes 10,191 shares which Mr. Tarpley has the right to acquire within 60 days after April 24, 2003 upon the exercise of employee stock options, 533 shares held under the Company's Employees' Profit Sharing Plan and Trust and 941 shares beneficially owned by Mr. Tarpley's wife, as to which he has neither voting nor investment power.

(20) Includes 800 Phantom Stock Rights, which on the date of aware are based on value of common stock.

(21) Includes 4,506 shares for executive officers as a group held under the Company's Employees' Profit Sharing Plan and Trust.

                                                                         ANNEX C


                    FORM OF CONSENT SOLICITED ON BEHALF OF
                             THE KNIGHTSPOINT GROUP

      The undersigned, a holder of shares of common stock, par value $0.40 per share (the "common stock"), of CPI Corp., a Delaware corporation (the "Company"), as of the record date, hereby consents pursuant to Section 228 of the Delaware General Corporation Law, with respect to all of the shares of common stock which the undersigned is entitled to vote, to each of the following actions without a meeting of the stockholders of the Company:

      IF YOU SIGN, DATE AND RETURN THIS CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE CONSENTED WITH RESPECT TO SUCH PROPOSALS. IF YOU CONSENT OR ABSTAIN WITH RESPECT TO ONE OR MORE OF THE FOLLOWING PROPOSALS, THIS CONSENT CARD WILL REVOKE ANY PREVIOUSLY EXECUTED REVOCATION OF CONSENT WITH RESPECT TO SUCH PROPOSALS.

      [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

      THE KNIGHTSPOINT GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS CONSENT TO ALL OF THE FOLLOWING PROPOSALS:

      Proposal No. 1 -- Remove the Following Members of the Board of
Directors: Edmond S. Abrain, Joanne S. Griffin, Lee M. Liberman, Ingrid Otero-Smart, Nicholas L. Reding, Martin Sneider and Virginia V. Weldon, and any director (other than those elected by this consent) elected or appointed to the Board of Directors to fill any vacancy caused by removal or resignation of any director or any newly created directorships prior to the effective time of this consent.

      CONSENTS [  ]     WITHHOLDS CONSENT [  ]    ABSTAINS [  ]

      Proposal No. 2 -- Amend Section 3.2 of Article III of the Company's Amended By-Laws to Set the Size of the Board of Directors at Eight Members

      CONSENTS [  ]     WITHHOLDS CONSENT [  ]    ABSTAINS [  ]

      Proposal No. 3 -- Amend Section 2.2 of Article III of the Company's Amended By-Laws to Authorize Stockholders Holding 25% or More of the Company's Common Stock to Call Special Meetings of Stockholders

      CONSENTS [  ]     WITHHOLDS CONSENT [  ]    ABSTAINS [  ]

      Proposal No. 4 -- Amend Article III of the Company's Amended By-Laws to Authorize Only Stockholders, and Not Directors, to Fill Board Vacancies Resulting from Stockholder Action until at least 20 days after Creation of such Vacancy

      CONSENTS [  ]     WITHHOLDS CONSENT [  ]    ABSTAINS [  ]

      Proposal No. 5 -- Repeal any Amendments to the By-Laws, if any, adopted by the Board of Directors after September 1, 2003, or Adopted Prior Thereto but Not Publicly Disclosed Prior to November 1, 2003 and Prior to Effectiveness of this Consent

      CONSENTS [  ]     WITHHOLDS CONSENT [  ]    ABSTAINS [  ]

      Proposal No. 6 -- Elect James J. Abel, Michael S. Koeneke, David M. Meyer, Mark R. Mitchell, Steven J. Smith and John Turner White IV as Directors until the 2004 Annual Meeting

      CONSENTS [  ]     WITHHOLDS CONSENT [  ]    ABSTAINS [  ]

      (Instruction: If you wish to consent to the election of certain of the Knightspoint group nominees, but not all of them, check the "CONSENTS" box above and write the name of each such person you do not wish elected in the following space:
-----------------------------------------------------------------------------
-------------------------------.If no box is marked above with respect to this proposal, the undersigned will be deemed to consent to such proposal, except that the undersigned will not be deemed to consent to the election of any candidate whose name is written in the space provided above.)

      Note: The effectiveness of Proposals Nos. 1, 2, 4 and 6 is conditioned upon the approval of the other three of such four related proposals. The effectiveness of Proposals Nos. 3 and 5 is not subject to or conditioned upon the approval of any other proposal.



      IMPORTANT: THIS CONSENT MUST BE SIGNED AND DATED TO BE VALID.

                                                Dated:

                                                ---------------------------


                                                ---------------------------
                                                Signature:


                                                ---------------------------
                                                Signature (if held jointly):


                                                ---------------------------
                                                Title or Authority

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The consent card votes all shares in all capacities.

PLEASE MARK, SIGN AND DATE THIS CONSENT BEFORE MAILING THE CONSENT IN THE ENCLOSED ENVELOPE.

      If you have any questions or need assistance in voting your shares, please contact D.F. King & Co., Inc. toll-free at 1-888-869-7406 or if you are a bank or broker please call collect at 1-212-269-5550.